CHINA ADVANCED TECHNOLOGY

710 Market Street

Chapel Hill, North Carolina 27516

(919) 370-4408

June 7, 2011

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

China Advanced Technology

Amendment No. 5 to  Registration Statement on Form S-1

Filed June 1, 2011

File No. 333-169212

Dear Mr. Owings:

On behalf of China Advanced Technology, I request that the above captioned registration statement be declared effective on 5 pm Eastern Time, on June 9, 2011 or as soon thereafter as practicable.

On behalf of China Advanced Technology, I  acknowledge that:

(1)  should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Learned J. Hand

Learned J. Hand, Chief Executive Officer